November 20, 2007

Varda Sagiv
Chief Financial Officer
Blue Phoenix Solutions LTD.
8 Maskit Street
Herzlia 46120
Israel

      Re: Blue Phoenix Solutions LTD.
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed on March 30, 2007
              File No. 333-06208

Dear Ms. Sagiv:

      We have reviewed your response letter dated November 2, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated October 11, 2007.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-3

1.   We note your response to prior comment 3 where you state that revenues accounted for pursuant to SOP 81-1 do not include a license component, and therefore, no allocation to the product line item was required. Please note that

footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that this method of accounting is applicable to these arrangements given that they appear to only contain a service element. Also, explain further your disclosures in Note K regarding your discussion of SOP 81-1 contracts that involve significant production, modification, and customization of <u>software.</u>

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief